[Reference Translation]

December 4, 2019

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
First Section of Tokyo Stock Exchange and Nagoya Stock Exchange)
Name and Title of Contact Person:
Kaname Shimizu, General Manager,
Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning the Status of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares (Repurchase of shares in order to promote capital efficiency by repurchasing flexibly its common stock while comprehensively considering factors such as its cash reserves and the price level of its common stock) conducted in November pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notification was given on November 7, 2019, as follows:

1. Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)
2. Total number of shares repurchased:	3,224,400 shares
3. Total purchase price:	25,175,233,971 JPY
4. Period of repurchase:	From November 11, 2019 to November 21, 2019

(Reference)

I.

Repurchase of shares resolved at a meeting of the board of directors held on November 7, 2019 (Repurchase of shares in order to promote capital efficiency by repurchasing flexibly its common stock while comprehensively considering factors such as its cash reserves and the price level of its common stock)

(1) Class of shares to be repurchased	Common shares of TMC

(2) Total number of shares to be repurchased	34 million shares (maximum)

(3) Total purchase price for repurchase of shares	200 billion JPY (maximum)

(4) Period of repurchase	From November 11, 2019 to March 31, 2020

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of November 30, 2019)

(1) Total number of shares repurchased:	3,224,400 shares

(2) Total purchase price for repurchased shares:	25,175,233,971 JPY